OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-68528



SECUR| 12011032 |MISSION

ANNUAL AUDITED REPORT
FORM X-47A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2010 AND ENDING DECEMBER 31, 2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Race Rock Capital LLC

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 Church Street #12

(No. and Street)

Winchester   MA   01890

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R Bartels, Managing Director   (781) 862-8208

(Area Code – Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 22 2012

REGISTRATIONS BRANCH

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA

(Name – if individual, state last, first, middle name)

3673 Quakerbridge Rd   PO Box 2555   Hamilton Square   NJ   086390
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
       [X] Certified Public Accountant
       [ ] Public Accountant
       [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I _____ Charles R . Bartels _____ swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of __Race Rock Capital LLC_____ as

of __December 31_____ 20 __11____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SOMERVILLE
MIDDLESEX
MASS.

GEORGE L. ANDERSEN
Notary Public
COMMISSION
EXPIRES
JULY 6 2012

_____
Signature

Managing Director
Title

_____
Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
 X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
       solidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Race Rock Capital LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Period From December 1, 2010 (Date of Inception)

To December 31, 2011

RACE ROCK CAPITAL LLC

FINANCIAL   HIGHLIGHTS
December 31, 2011

NET LOSS	$ (17,415)
NET WORTH	5,380
CASH AND CASH EQUIVALENTS	9,130
CURRENT RATIO	2.44 : 1.0

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

The Member
Race Rock Capital LLC

I have audited the accompanying statement of financial condition of Race Rock Capital LLC as of December 31, 2011, and the related statement of operations and member equity, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the period from December 1, 2010 (Date of Inception) to December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Race Rock Capital LLC as of December 31, 2011, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 12, 2012

RACE ROCK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	9,130
Total Current Assets		9,130
Total Assets	$	9,130

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	3,750
Total Current Liabilities		3,750
Total Liabilities		3,750
Member Equity		
Member Equity		
Member Capital		19,500
Member (deficit)		(14,120)
		5,380
Total Liabilities and Members' Equity	$	9,130

See accompanying notes.

RACE ROCK CAPITAL LLC

STATEMENT OF OPERATIONS AND MEMBER EQUITY
For the Period December 1, 2010 (Date of Inception) to December 31, 2011

REVENUES

Commission income	$	904,945
Interest income		21
		904,966

OPERATING EXPENSES

Commission expense	832,235
Insurance	802
Professional fees	39,028
Travel & marketing	12,145
General & administrative	26,614
Pension	4,000
Regulatory fees	7,557
	922,381

Loss From Operations		(17,415)
Net Loss		(17,415)
Member Equity - December 1, 2010		3,295
Member Equity (deficit) - December 31, 2011	$	(14,120)

See accompanying notes.

RACE ROCK CAPITAL LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
For the Period December 1, 2010 (Date of Inception) to December 31, 2011

Subordinated Liabilities at December 1, 2010	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2011	$ -

See accompanying notes.

RACE ROCK CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
For the Period December 1, 2010 (Date of Inception) to December 31, 2011

	Member Capital		Additional Paid-In Capital	Member Equity (Deficit)	Total
	Number of Units	Amount			
Balance at December 1, 2010	0	$ 19,500	$ -	$ 3,295	$ 22,795
Current year activity - Capital contributions	-		-		0
Net Loss	-		-	(17,415)	(17,415)
Balance at December 31, 2011	0	$ 19,500	$ -	$ (14,120)	$ 5,380

See accompanying notes.

RACE ROCK CAPITAL LLC

STATEMENT OF CASH FLOWS
For the Period December 1, 2010 (Date of Inception) to December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(17,415)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		-
(Increase) Decrease in Operating Assets:		-
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		3,750
Net cash used by operating activities		(13,665)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		(13,665)
Cash and cash equivalents at December 1, 2010		22,795
Cash and cash equivalents at December 31, 2011	$	9,130
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

1   Nature of Business Operations

Race Rock Capital LLC (the Company) was organized in February 2010. The Company is a broker-dealer that provides third party marketing services to a select group of hedge funds and fund of hedge funds. The Company holds no customer funds or securities and does not participate in the underwriting of Securities, The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA.

2   Accounting Policies

(a)   Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2011

(d)   Revenue Recognition

The Company recognizes revenue from commissions in the period they are received. The Company identifies money managers and contracts with them via a fee sharing arrangement for facilitating investments with institutional investors.

(e) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

U.S. GAAP requires that a tax position be recognized or derecognized based on a "more likely than not" threshold. This applies to positions taken or expected to be taken in a tax return. The Company does not believe its financial statements or tax returns include any uncertain tax positions at December 31, 2011 and there are no open tax years prior to 2007. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2011.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 14, 2012 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(i) *Fair Value Measurements*

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 5 Fair Value"

(j) *Comprehensive Income*

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income

3   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $5,230, which was $230 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.717 to 1.

4   Concentrations and Economic Dependency

A Company's revenues are related to commissions as discussed in Note 2 above. There is no assurance of future revenues from these funds or individuals as the fee sharing arrangements can generally be terminated by either party by providing written notice to the other party.

Five funds accounted for approximately 85.3 % of the commissions received during the period.

5   Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2011 the Company was not in violation of this requirement.

7   Related Party Transactions

The Company paid commissions in the amount of $329,900 to its managing director during the period. In addition the Company reimbursed the managing director for various overhead and travel expenses.

8   Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2011 the Company was in compliance with this program.

9   Retirement Plan

The Company has a 401(k) Plan that allows for a maximum salary deferral of $16,500 for the year 2011. During the year the Company contributed $2,000 to this plan.

The Company also has a Pension Plan that allows for a maximum deductible contribution of $281,518. However, this amount may not exceed the Company's net profit reduced by one-half of the managing directors self employment tax. During the year the Company contributed $2,000 to this plan.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2011

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-838-2297

Independent Auditors Report on
<u>Internal Accounting Control</u>

To: The Member
Race Rock Capital LLC

In planning and performing our audit of the financial statements of Race Rock Capital LLC (the Company), as of and for the period from December 1, 2010 (Date of Inception) to December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 12, 2012

RACE ROCK CAPITAL LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2011

Pursuant to rule 15c 3-3 relating to possession or control requirements, Race Rock Capital LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2011 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(I) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

RACE ROCK CAPITAL LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
For the Period December 1, 2010 (Date of Inception) to December 31, 2011
Schedule I

NET CAPITAL

Member Equity (deficit)	$	(14,120)
Member Capital	$	19,500
Total Credits		5,380

Debits

Receivables to non-customers	-
Undue concentration	150
Equipment less accumulated depreciation	-
Total Debits	150

NET CAPITAL	$	5,230

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	250
Minimum capital requirement		5,000
Net capital in excess of requirements	$	230

Ratio of Aggregate Indebtedness to Net Capital	0.717 to 1

RACE ROCK CAPITAL LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2011
Schedule I

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	9,230
Net Capital, per above		5,230
Difference	$	4,000

	Per Focus Report	Adjustments	Per Audit
Members' Equity and Net Capital	$ 9,230	$ (4,000) (1)	$ 5,230

(1) Audit Adjustment December checks not posted to G/L

RACE ROCK CAPITAL LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
For the Period December 1, 2010 (Date of Inception) to December 31, 2011
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	3,750
Total Aggregate Indebtedness	$	3,750

RACE ROCK CAPITAL LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

For the Period December 1, 2010 (Date of Inception) to December 31, 2011

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Allegro Securities LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

RACE ROCK CAPITAL LLC

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Period from December 31, 2010 (Date of inception) To December 31, 2011

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2011, which were agreed to by Race Rock Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Race Rock Capital's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Race Rock Capital LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 12, 2012

RACE ROCK CAPITAL LLC
SIPC Transitional Assessment Reconciliation
December 31, 2011
Schedule III

General Assessment Calculation

Total Revenue	$	904,966
Deductions		(278,271)
SIPC Net Operating Revenues		626,695
Rate		0.0025
General Assessment Due		1,566.74
Less Payments: SIPC 6		(683.00)
Plus: Interest		-
Remaining Assessment Due		883.74
Paid with SIPC 7		(1,547.00)
Balance Due (Overpayment)	$	(663.26)

See Independent Accountants' Report.